UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)
OF THE INVESTMENT COMPANY OF 1940 (“ACT”)
AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT
COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]           Merger
[   ]           Liquidation
[   ]           Abandonment of Registration
(Note:  Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

The CNL Funds; CNL Global Real Estate Fund

3.	Securities and Exchange Commission File No.:

811-22017

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[  ]           Initial Application                                [X]           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

450 S. Orange Ave., Orlando, FL 32801

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Paul Saint-Pierre
(407) 540-2599
450 S. Orange Ave., Orlando, FL 32801

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Paul Saint-Pierre
(407) 540-2599
450 S. Orange Ave., Orlando, FL 32801

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[   ]           Unit investment trust; or
[   ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]           Open-end                      [   ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Advisor:                CNL Fund Advisors Company
450 S. Orange Avenue
Orlando, FL  32801

Sub-Advisor:        CB Richard Ellis Global Real Estate Securities, LLC
250 West Pratt Street
Suite 1150
Baltimore, MD 21201

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Distributor             Foreside Fund Services, LLC
and                         Three Canal Plaza, Suite 100
Principal                 Portland, ME  04101
Underwriter:

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[    ] Yes                                [X] No

If Yes, for each UIT state:

Name(s):
File No.:  811-
Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                                [   ] No

If Yes, state the date on which the board vote took place:

November 19, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes                                [   ] No

If Yes, state the date on which the shareholder vote took place:

February 22, 2010

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes                                           [    ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

February 27, 2010

(b)	Were the distributions made on the basis of net assets?

[    ] Yes                                [X] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes                                [   ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Shares of the CNL Global Real Estate Fund were exchanged on a one for one basis with shares of American Beacon Global Real Estate Fund.

(e)	Liquidations only: Not applicable
Were any distributions to shareholders made in kind?

[   ] Yes                                [   ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable.

Has the fund issued senior securities?

[  ] Yes                                [  ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes                                [   ] No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes                                [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ] Yes                                [X] No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes                                [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[   ] Yes                                [X] No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $156,800
(ii)	Accounting expenses: $5,000
(iii)	Other expenses (list and identify separately):

•	Proxy Statement printing/ mailing and Vote tabulation: $5,100
•	Data Conversion: $40,000
•	State Registration Termination Payments: $2,200

(iv)	Total expenses (sum of lines (i)-(iii) above): $209,100

(b)	How were those expenses allocated?

50% of these expenses were allocated to CNL Fund Advisors Company (“CNL”), 50% of these expenses were allocated to
American Beacon Fund Advisors (“American Beacon”) and 0% were allocated to the fund.

The CNL Global Real Estate Fund has merged with and into the American Beacon Global Real Estate Fund, a series of American Beacon Funds. American Beacon Fund Advisors is the investment adviser to the American
Beacon Global Real Estate Fund, the successor fund.

(c)	Who paid those expenses?

As of this date, not all of the expenses have been invoiced. To date, CNL Fund Advisors Company has paid or incurred payables allocation totaling $81,492 of invoiced expenses and American Beacon Fund Advisors has paid or incurred receivable allocation of $81,492. The intent is that CNL and American Beacon will settle all remainder expenses with a
50%-50% sharing allocation.  The fund will not be responsible for any of these expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

Prepaid insurance premiums were expensed to the Fund and then reimbursed through the application of the expense reimbursement agreement with CNL.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes                                [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[   ] Yes                                [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes                                [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

American Beacon Global Real Estate Fund, a series of American Beacon Funds

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-04984

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

SEC File Number: 333-163994
Conformed Submission Type: Form N-14
Filed:           December 23, 2009

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment
Company Act of 1940 on behalf of The CNL Funds, (ii) Paul Saint-Pierre is the Principal Financial Officer, Principal Accounting
Officer and Treasurer of The CNL Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this
Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Paul Saint-Pierre
Name: Paul Saint-Pierre
Title: Principal Financial Officer, Principal Accounting Officer and Treasurer